

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2021

Shaofang Weng
Chief Executive Officer
Planet Image International Ltd
No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People's Republic of China

> **Re: Planet Image International Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted August 30, 2021**
> **CIK 0001868395**

Dear Mr. Weng:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in and having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to

the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.  Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Prospectus Summary , page 1

2.      In your summary of risk factors, disclose the risks that being based in and having the majority of the company's operations in China poses to investors.  In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus.  For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares.  Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3.      Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors.  State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the company's operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

4.      We note your disclosure on page 22.  Please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

5.      Please revise your diagram illustrating your corporate structure on pages 4 and 46 to disclose your equity interests in each of these entities, whether directly or indirectly owned, and the equity interests of any other equity holders to the extent these entities are not directly or indirectly wholly-owned by you.

The Offering , page 11

6.      Please expand your disclosure here to briefly describe your dual-class capital structure and the relative voting rights of your Class A and Class B ordinary shares.

Risk Factors
Risks Related to Our Business and Industry
We face risks related to natural disasters, health epidemics, and other outbreaks, page 22

7. You disclose that as affected by COVID-19, your revenue was $132.8 million for the fiscal year ended December 31, 2020, representing an increase of 15.0% from $115.4 million in 2019, and your net income was $4.2 million, representing a decrease of 54.5% from $9.3 million in 2019.  Please revise your disclosure here and elsewhere as appropriate to discuss what management expects the future impact of COVID-19 will be on your financial condition and operations, how management is responding to evolving events, and how it is planning for COVID-19- related uncertainties.  In this regard, we note your disclosure here that since you derive your revenue from U.S. and Europe, you may continue to experience materially negative impact due to COVID-19 on your operations and financial performance to the extent that the COVID-19 pandemic harms China or the global economy generally and on page 51 that the extent to which COVID-19 pandemic impacts your results of operations depends on the future developments of the pandemic, which remains highly uncertain and unpredictable.  For guidance, consider the Division of Corporation Finance's Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

Risks Relating to Doing Business in the PRC, page 23

8. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares.  Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9. We note your disclosure on page 29.  In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Use of Proceeds, page 40

10. Please revise to quantify the dollar amount of net proceeds to be allocated for each principal intended use.  If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the amounts and sources of other funds needed.  In addition, please quantify the amount of offering proceeds that you may contribute or loan

to your PRC subsidiaries without needing to seek registration or approval, if any.

Corporate History and Structure, page 47

11.   We note that you conduct substantially all of your operations outside of the United States and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  Please address the following issues:
   • Please tell us if you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
   • If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 56

12.   Please disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled.  Further, disclose any restrictions on foreign exchange and your ability to transfer cash between entities and to U.S. investors.

Operating Activities, page 56

13.   Please explain the reasons for significant increase in your accounts payable and include a description of any significant changes related to the timing of your payments or supplier terms.  Refer to Item 5.B.1 of Form 20-F and Section IV.B.1 of SEC Release No. 33-8350.

Capital expenditures, page 57

14.   We note your disclosure on page 57 that you expect your capital expenditures to continue to be significant in the foreseeable future as you expand your business, construct a comprehensive, multi-layer production centre and more overseas warehouses, and that your level of capital expenditures will be significantly affected by user demand for your products.  Please revise to describe all material commitments for capital expenditures as of the end of the most recent interim period, including the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.  Please ensure you also discuss the total construction cost of your planned multi-layer production center at Yibo industrial park for which you expect to commence construction in January 2022.  Refer to Item 4.a of Form F-1 and Items 5.B.3 and 5.D. of Form 20-F.

Critical Accounting Policies, page 58

15. We note that you have elected to use the extended transition period for complying with new or revised accounting standards. Provide a statement in your critical accounting policy disclosures explaining your election and indicating that, as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

Industry Overview, page 62

16. We note that you have included CAGR projections through 2025 in this section and elsewhere derived from the Industry Report of Global Compatible Toner Cartridge Market that you commissioned from China Insights Consultancy Limited, or CIC. Please provide more details regarding how these projections were determined, including any material assumptions.

Business
Raw Materials and Suppliers
Concentration of suppliers, page 81

17. Please update your disclosure to describe the current status of your color toner procurement agreement with one of the largest manufacturers of color toner in the PRC. In that regard, we note that you entered into a legally binding agreement with this supplier for a contract period from January 1, 2019 to December 31, 2020.

Research and Development, page 84

18. Please clarify how the majority of your revenue generated during the fiscal years ended December 31, 2019 and 2020 was related to your research and development activities.

Competition, page 91

19. Please reconcile your disclosure here that you were the second largest compatible toner cartridge manufacturer in the world for the year ended December 31, 2020 with your disclosure on page 1 and elsewhere that you were the second largest compatible cartridge manufacturer in China for the year ended December 31, 2020.

Principal Shareholders, page 117

20. Please disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Juneng Investment (Hong Kong) Limited.

Taxation, page 130

21. We note you disclose that your Cayman Islands taxation disclosure represents the opinion of Conyers Dill & Pearman. Please file the related opinion as an exhibit to your

registration statement.

Financial Statements

1. Organization and Principal Activities

(b) Organization, page F-7

22. We note you provide corporate structure, principal subsidiaries and other entities that are material to your business on this page and page 46. Please provide the following information:
    - Expand the list on page F-7 to include all the subsidiaries and related percentage of ownership of each subsidiary;
    - Indicate whether there is any investment in joint venture or investment between twenty to fifty percentage of the voting stock of any company; and
    - Explain the investment relationship between Zhongshan Yantuo Printing Device Co. and Aster Technology UK.

(d) Foreign currencies and foreign currency translation, page F-8

23. We note you disclose on page 10, that all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020. However, it appears that your disclosures here US$1=RMB0.1437 and US$1=EUR1.1200 are not consistent with disclosures on page 10 and published exchange rates. Please confirm to us the exchange rates for US$ against RMB and Euro that were used in preparing the consolidated financial statements for the periods presented and revise your financial statements and disclosures as necessary.

2. Summary of Significant Accounting Policies

(b) Principle of Consolidation, page F-8

24. We note you have several subsidiaries which are consolidated. Please disclose how you have controlling financial interest in each of these entities and basis for consolidation. Clearly distinguish which entities are consolidated through equity ownership and through contract and identify any relationships amongst the parties. To the extent that you have contractual arrangements with any variable interest entity ("VIE") and parties to any VIE contracts, please disclose the nature of these arrangements, accounting for these VIEs and provide the disclosures required by 810-10-50-2AA as appropriate.

(h) Inventory, page F-9

25. We note you recorded an impairment provision for inventories in the amount of $865,000 for the year ended December 31, 2019, and a reversal of provision for inventories in the amount of $674,000 for the year ended December 31, 2020. Please explain to us how reversal of impairment provision in 2020 complies with the guidance in ASC 330-10-35-14. Please revise your financial statements as appropriate or show us the specific accounting literature that supports your accounting position.

(u) Employee Benefits, page F-13

26.     We note your disclosure on page 96 that during the fiscal years ended December 31, 2019 and 2020, you did not make adequate contributions to social insurance plans for certain employees and the maximum amount of penalties that could be imposed is approximately US$13.1 million.  Please disclose the outstanding social insurance plan contributions payable, penalties payable and related amounts accrued in the financial statements for the periods presented.

General

27.     Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications. Please contact legal staff associated with the review of this fiing to discuss how to submit the materials, if any, for us to review.

         You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney at 202-551-3763 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Energy & Transportation

cc:     Cindy Li, Esq.